Exhibit 3.1

State of Wisconsin DEPARTMENT OF FINANCIAL INSTITUTIONS Division of Corporate & Consumer Services	FILING FEE $40.00
	Please check box to request Optional Expedited Service	☑ + $25.00

FORM 4	AMENDMENT TO ARTICLES OF INCORPORATION BUSINESS CORPORATION Sec. 180.1006 Wis. Stats.

1.	The corporate name (prior to any change effected by this amendment) is:

STRATTEC SECURITY CORPORATION

(Enter Corporate Name)

2.	Text of Amendment (Identify each article of the current articles of incorporation that is being amended and how the amended article is to read. Attach additional pages if needed.)

See Exhibit A attached hereto.

3. The foregoing amendment(s) were adopted on October 23, 2024 by the following method: (Date of adoption)

(Indicate the method of adoption by checking (X) the appropriate choice below.)

☐	In accordance with sec. 180.1002, Wis. Stats. (adopted by the board of directors without shareholder action)

OR

☑	In accordance with sec. 180.1003, Wis. Stats. (proposed by the board of directors and approved by the shareholders)

OR

☐	In accordance with sec. 180.1005, Wis. Stats. (adopted by the incorporators or the board of directors prior to the issuance of any shares by the corporation)

4.	Executed on	October 23, 2024	/s/ Dennis P. Bowe
		(Date)	(Signature)

Title: ☐ President ☐ Secretary

or other officer title	Vice President, CFO	Dennis P. Bowe
(Printed name)

This document was drafted by	Alex Karnopp

(Optional) This document has a delayed effective date/time of:
(up to 90 days after received date)

Contact Information:

Tiffany Diggins, Paralegal
Name
77 East Wisconsin Ave.
Mailing Address
Milwaukee	WI	53202
City	State	Zip Code
tdiggins@foley.com	(414) 297-5216
Email Address	Phone Number

INSTRUCTIONS (Ref. sec. 180.1006, Wis. Stats., for document content)

Please use BLACK ink. Submit one original to State of WI-Dept. of Financial Institutions, Box 93348, Milwaukee WI, 53293-0348, together with a check for the $40.00 filing fee, payable to the Department of Financial Institutions. (If sent by express or priority U.S. mail, please mail to State of WI-Dept. of Financial Institutions, Division of Corporate and Consumer Services, 4822 Madison Yards Way, 4th Fl., North Tower, Madison WI, 53705.) If requesting optional expedited service, please check the expedited service box in the upper-right corner of the first page and include an additional $25.00. Filing fees are non-refundable. This document can be made available in alternate formats upon request to qualifying individuals with disabilities. Upon filing, the information in this document becomes public and might be used for purposes other than those for which it was originally furnished. If you have any questions, please contact the Division of Corporate & Consumer Services at 608-261-7577 (hearing-impaired may call 711 for TTY) or by email at DFICorporations@dfi.wisconsin.gov.

Item 1. State the name of the corporation (before any change effected by this amendment).

Item 2. Specify the amendment(s) to the corporation’s articles of incorporation by identifying each article that is being amended, and how the amended item is to read.

Item 3. Specify the date the amendments were adopted and select one of the three available methods of adoption under applicable law. Select the first method only if the amendments were adopted by the corporation’s board of directors without shareholder action, in accordance with section 180.1002 of the Wisconsin Statutes. Select the second method if the amendments were proposed by the board and approved by the corporation’s shareholders in accordance with section 180.1003 of the Wisconsin Statutes. Select the third method only if the amendments were adopted by the board or the corporation’s incorporators prior to the issuance of any shares by the corporation (i.e., before it had any shareholders), in accordance with section 180.1005 of the Wisconsin Statutes.

Item 4. This document must be executed by an officer of the corporation, subject to two limited exceptions: (1) if directors have not been selected, it may be signed by an incorporator identified in the initial articles of incorporation; and (2) if the corporation is in the hands of a receiver, trustee or other court-appointed fiduciary, it may be signed by the fiduciary. Corporate directors are not authorized to sign this document in their capacities as directors. (A corporate director who also serves as an officer may sign the document, but that person must sign in their capacity as an officer of the corporation.)

Drafter name. If the document is executed in Wisconsin, section 182.01(3) of the Wisconsin Statutes requires that it include the name of the drafter. If the document is not executed in Wisconsin, so indicate in the space provided for the drafter’s name.

Optional delayed effective date/time. This document may declare a delayed effective date and time. The effective date/time may not be before, or more than 90 days after, the document is received by the Department of Financial Institutions for filing. If no effective date/time is specified, the document will take effect at the close of business on the date it is received for filing by the Department

EXHIBIT A

RESOLVED, that ARTICLE V of the Amended and Restated Articles of Incorporation
of STRATTEC SECURITY CORPORATION, as amended, shall be amended and restated in its entirety as follows:

ARTICLE V

Board of Directors

1.
The authorized number of directors of the corporation which shall constitute the entire Board of Directors shall be such as from time to time shall be determined by a majority of the then authorized number of directors.

At each annual meeting of shareholders, directors shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the year following the year of their election.

No decrease in the number of directors constituting the Board of Directors shall shorten the term of an incumbent director.

2.
Any director may be removed from office by the shareholders, but only for cause and only by the affirmative vote of a majority of the votes then entitled to be cast in an election of directors.
3.
Any vacancy occurring on the Board of Directors, including, but not limited to, a vacancy created by an increase in the number of directors or the removal of a director, shall be filled only by the affirmative vote of a majority of the directors then in office, even if such majority is less than a quorum of the Board of Directors, or by a sole remaining director. If no director remains in office, any vacancy may be filled by the shareholders. Any director elected to fill a vacancy shall serve until the next election of directors.
4.
Each director shall be elected by a majority of the votes cast by the shares entitled to vote in the election of directors at a meeting at which a quorum is present except in a contested election of directors, in which case such directors will be elected by a plurality of the votes cast by the shares entitled to vote at a meeting.